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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:06 15-May-06
Number	9965C




06013857

RNS Number:9965C
Tesco PLC
15 May 2006

SUPPL

15 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 11 May 2006 that as at the close of business on 10 May 2006, Barclays PLC through various legal entities, had an interest in 462,576,588 Ordinary Shares of 5p each of the Company. This represents 5.85% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
MAY 31 2006
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
2006
WASH, D.C.
199
SECTION

This information is provided by RNS
The company news service from the London Stock Exchange

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section


Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:11 15-May-06
Number	9984C


SEC MAIL
PROCESSING
RECEIVED
MAY 26 2006
WASH, D.C.
199
SECTION

RNS Number:9984C
Tesco PLC
15 May 2006

15 May 2006

Tesco PLC

SIP - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified that on 12 May 2006 the Trustees of the Tesco Employee Share Incentive Plan purchased 1,000,000 Ordinary Shares of 5p each in the Company at an average price of 320.73p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section



Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:09 15-May-06
Number	9970C

RNS Number:9970C
Tesco PLC
15 May 2006


SEC MAIL PROCESSING
RECEIVED
MAY 26 2006
WASH. D.C.
199
SECTION

15 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 8 May 2006 that as at the close of business on 5 May 2006, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital Research and Management Company, Capital International Limited, and Capital Guardian Trust Company had an interest in 248,236,737 Ordinary Shares of 5p each of the Company. This represents 3.14% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved